Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing with the Securities and Exchange Commission on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to certain Class A ordinary shares, $0.0001 par value per share, of Armada Acquisition Corp. II and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

Date: September 8, 2025

Arrington Capital Management, LLC

By: /s/ Jack Michael Arrington
Name: Jack Michael Arrington
Title: Managing Member

Arrington XRP Capital Fund, LP
By: Arrington Capital Management, LLC, its general partner

By: /s/ Jack Michael Arrington
Name: Jack Michael Arrington
Title Managing Member

By: /s/ Jack Michael Arrington
Name: Jack Michael Arrington